07020306

RECEIVED

2007 JAN 16 A 6:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 11, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A are brief descriptions of Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By [signature]
Name: Hideji Machino
Title: Manager of the Accounting Department

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

(Enclosures)

dlw 1/16

TOKYO:33767.1

cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

**Exhibit A**

**Brief Descriptions of Japanese Language Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed**

1. A notice, dated December 7, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the planned acquisition by the Company of 1,000,000 shares of its common stock on December 8, 2006 in the J-NET market of Osaka Securities Exchange Co., Ltd., based on the closing price as of December 7, 2006 of ¥2,550.

2. A notice, dated December 8, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the completion of the acquisition by the Company of 1,000,000 shares of its common stock at the acquisition price of ¥2,550 in the J-NET market of Osaka Securities Exchange Co., Ltd.

3. A notice, dated January 9, 2007 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the acquisition by the Company of 1,000,000 shares of its common stock for an aggregate acquisition price of ¥2,550,000,000, conducted from December 1, 2006 to December 29, 2006 on the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.